sünny

ONLY $42k LEFT TO GO...

✌️ **$92,050 raised on WeFunder!!! Soooo close to our goal of $135k. Extending our WeFunder through JUNE!**

STEP 1 **CLICK TO SUPPORT OUR WEFUNDER**

💖 🤠 **The Sunny Cup + Applicator is SOLD OUT! Sign up to join the waitlist**

STEP 2 **CLICK TO JOIN THE WAITLIST**

📈 **We've made some major headway on our manufacturing improvement plan**

💡 **We've bolstered our IP and regulatory strategies with industry experts**